FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 1, 2018

THIRD QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $106.2 million ($3.34 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2018 compared to net earnings of $476.9 million ($16.42 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2017, reflecting lower net gains on investments, partially offset by higher underwriting profit. Book value per basic share at September 30, 2018 was $451.52 compared to $449.55 at December 31, 2017 (an increase of 2.7% adjusted for the $10 per common share dividend paid in the first quarter of 2018).
"Despite the catastrophe activity in the quarter, our insurance companies continued to have excellent underwriting performance with a consolidated third quarter combined ratio of 97.6%, with Zenith National at 80.3%, Northbridge at 89.5% and Allied World at 96.7%, and our operating income continued to be very strong at $250 million. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company exceeding $1.7 billion and no holding company debt maturities until 2021," said Prem Watsa, Chairman and Chief Executive Officer.
The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2018	2017	2018	2017
	($ millions)
Gross premiums written	3,763.6	3,477.0	11,763.0	8,857.8
Net premiums written	2,960.8	2,779.2	9,376.7	7,268.1

Underwriting profit (loss)	74.2	(833.0)	299.1	(617.4)
Interest and dividends - insurance and reinsurance	175.7	152.6	425.7	330.1
Operating income (loss)	249.9	(680.4)	724.8	(287.3)
Run-off (excluding net gains on investments)	(49.2)	(15.4)	(102.3)	(95.1)
Non-insurance operations	65.7	101.6	244.8	92.0
Corporate overhead, interest expense and other	(87.4)	(162.9)	(373.7)	(196.7)
Net gains on investments	41.2	1,100.5	917.2	1,287.2
Pre-tax income	220.2	343.4	1,410.8	800.1
Income taxes and non-controlling interests	(114.0)	133.5	(557.2)	71.0
Net earnings attributable to shareholders of Fairfax	106.2	476.9	853.6	871.1

Highlights for the third quarter of 2018 (with comparisons to the third quarter of 2017 except as otherwise noted) include the following:

•
The combined ratio of the insurance and reinsurance operations was 97.6% on a consolidated basis, producing an underwriting profit of $74.2 million, compared to a combined ratio of 130.2% and an underwriting loss of $833.0 million in 2017, primarily reflecting lower current period catastrophe losses.

•
Net premiums written by the insurance and reinsurance operations increased by 6.5% to $2,960.9 million (5.4% excluding the net premiums written of First Capital, which was sold in the fourth quarter of 2017, and of certain insurance operations of AIG which were acquired in the fourth quarter of 2017).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
The insurance and reinsurance operations produced operating income of $249.9 million, compared to an operating loss of $680.4 million in 2017, reflecting lower current period catastrophe losses and higher interest income.

•
Interest and dividends of $193.7 million increased from $151.5 million in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales during 2017 and 2018.

•
The operating income produced by the non-insurance operations of $65.7 million decreased from $101.6 million in 2017, primarily reflecting the impact of an intercompany performance fee payable to Fairfax by Fairfax India in 2017.

•
Corporate overhead, interest expense and other of $87.4 million decreased from $162.9 million in 2017, primarily due to a lawsuit settlement gain of $20.0 million, increased interest and dividends and share of profit of associates at the holding company, and lower interest expense due to refinancing of holding company borrowings undertaken in the first half of 2018 and the fourth quarter of 2017.

•
As at September 30, 2018, subsidiary cash and short term investments decreased to 24.7% of the company's portfolio investments from 47.5% at December 31, 2017, reflecting purchases of short-dated U.S. treasury bonds.

•	Net investment gains of $41.2 million in 2018 ($1,100.5 million in 2017) consisted of the following:

	Third quarter of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	72.6	(78.5)	(5.9)
Short equity exposures	(49.2)	143.4	94.2
Net equity exposures	23.4	64.9	88.3
Bonds	44.1	(29.7)	14.4
CPI-linked derivatives	—	(1.8)	(1.8)
Other	6.4	(66.1)	(59.7)
	73.9	(32.7)	41.2

	First nine months of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	1,155.8	(52.4)	1,103.4
Short equity exposures	(248.0)	294.7	46.7
Net equity exposures	907.8	242.3	1,150.1
Bonds	105.2	(240.4)	(135.2)
CPI-linked derivatives	—	(21.0)	(21.0)
Other	(11.0)	(65.7)	(76.7)
	1,002.0	(84.8)	917.2

•
Net losses on Other in the third quarter of 2018 in the table above was primarily due to foreign exchange impacts on investments denominated in the euro and Indian rupee which weakened against the U.S. dollar.

•
On September 7, 2018 Fairfax Africa entered into a $90.0 secured, floating rate revolving demand credit facility with a syndicate of lenders that matures on September 7, 2019. There were no amounts drawn on the credit facility as at September 30, 2018.

•
On July 5, 2018 Brit used the proceeds from a $264.6 million capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 million and to pay an accrued dividend of $12.8 million on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%.

•	Subsequent to September 30, 2018:

•
Effective October 1, 2018, a portfolio of business comprised of UK employers’ liability and public liability policies written by a UK insurer prior to 2001 was transferred to RiverStone (UK).  Additionally, certain latent claims related to policies issued by the same UK insurer between January 1, 2002 and December 31, 2014 were reinsured into RiverStone (UK).  These transactions resulted in RiverStone (UK) assuming net insurance contract liabilities of approximately $562 million based on current reserve estimates, in consideration of payment to RiverStone (UK) of approximately $645 million cash.

•
On October 19, 2018 Fairfax India invested $60.2 million (4.4 billion Indian rupees) in common shares and warrants of The Catholic Syrian Bank Ltd. (“CS Bank”), and committed to further invest approximately $104 million (7.7 billion Indian rupees) in common shares and warrants of CS Bank over the next 12 to 18 months. Once completed, Fairfax India will have a 51.0% equity interest in CS Bank on a fully diluted basis. CS Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through 421 branches and 264 automated teller machines across India.

•
The company held $1,715.2 million of cash, short term investments and marketable securities at the holding company level ($1,701.8 million net of short sale and derivative obligations) at September 30, 2018, compared to $2,368.4 million ($2,356.9 million net of short sale and derivative obligations) at December 31, 2017.

•	The company's total debt to total capital ratio increased from 25.8% at December 31, 2017 to 26.8% at September 30, 2018, primarily reflecting a modest increase in long term debt.

•
During the third quarter of 2018 the company repurchased for cancellation and repurchased for treasury a total of 99,622 subordinate voting shares at an aggregate cost of $55.9 million. During the fourth quarter of 2017 and up to September 30, 2018, the company repurchased for cancellation and repurchased for treasury a total of 656,063 subordinate voting shares at an aggregate cost of $346.7 million.

•
At September 30, 2018, common shareholders' equity was $12,359.9 million, or $451.52 per basic share, compared to $12,475.6 million, or $449.55 per basic share, at December 31, 2017. Common shareholders’ equity at September 30, 2018 does not include the unrecorded pre-tax $491.6 million excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries.

There were 27.4 million and 27.6 million weighted average common shares effectively outstanding during the third quarters of 2018 and 2017 respectively. At September 30, 2018 there were 27,374,203 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed third quarter report can be accessed at its website www.fairfax.ca.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares outstanding.

As previously announced, Fairfax will hold a conference call to discuss its third quarter 2018 results at 8:30 a.m. Eastern time on Friday, November 2, 2018. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2013 (Canada or U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 16, 2018. The replay may be accessed at 1 (888) 566-0104 (Canada or U.S.) or 1 (402) 220-9103 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2018 and December 31, 2017
(unaudited - US$ millions)

	September 30, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $19.3; December 31, 2017 – $77.8)	1,715.2	2,368.4
Insurance contract receivables	5,275.1	4,686.9

Portfolio investments
Subsidiary cash and short term investments	9,207.3	17,382.5
Bonds (cost $16,486.9; December 31, 2017 – $8,764.6)	16,476.7	9,164.1
Preferred stocks (cost $336.6; December 31, 2017 – $338.5)	306.6	296.8
Common stocks (cost $4,872.3; December 31, 2017 – $4,877.5)	4,742.6	4,838.7
Investments in associates (fair value $3,906.9; December 31, 2017 – $2,824.3)	3,684.8	2,487.0
Derivatives and other invested assets (cost $860.1; December 31, 2017 – $641.0)	475.1	255.4
Assets pledged for short sale and derivative obligations (cost $145.3; December 31, 2017 – $197.5)	145.0	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	2,412.6	2,394.0
	37,450.7	37,013.2

Deferred premium acquisition costs	1,159.0	927.5
Recoverable from reinsurers (including recoverables on paid losses – $777.6; December 31, 2017 – $453.8)	8,027.5	7,812.5
Deferred income taxes	362.2	380.8
Goodwill and intangible assets	5,757.1	6,072.5
Other assets	4,620.3	4,828.3
Total assets	64,367.1	64,090.1

Liabilities
Accounts payable and accrued liabilities	4,278.2	3,629.5
Income taxes payable	78.7	95.6
Short sale and derivative obligations (including at the holding company – $13.4; December 31, 2017 – $11.5)	68.0	126.2
Funds withheld payable to reinsurers	828.9	850.2
Insurance contract liabilities	34,579.7	34,562.5
Borrowings – holding company and insurance and reinsurance companies	4,977.3	4,848.1
Borrowings – non-insurance companies	1,600.2	1,566.0
Total liabilities	46,411.0	45,678.1

Equity
Common shareholders’ equity	12,359.9	12,475.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	13,695.4	13,811.1
Non-controlling interests	4,260.7	4,600.9
Total equity	17,956.1	18,412.0
	64,367.1	64,090.1

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2018 and 2017
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2018	2017	2018	2017
Income
Gross premiums written	3,763.6	3,477.0	11,763.0	8,857.8
Net premiums written	2,960.8	2,779.2	9,376.7	7,268.1

Gross premiums earned	3,853.3	3,403.3	10,964.5	8,275.2
Premiums ceded to reinsurers	(788.5)	(643.6)	(2,158.0)	(1,396.1)
Net premiums earned	3,064.8	2,759.7	8,806.5	6,879.1
Interest and dividends	193.7	151.5	582.6	387.0
Share of profit of associates	63.9	55.1	126.9	131.8
Net gains on investments	41.2	1,100.5	917.2	1,287.2
Other revenue	1,077.4	840.5	3,144.6	2,218.0
	4,441.0	4,907.3	13,577.8	10,903.1
Expenses
Losses on claims, gross	2,655.4	3,842.1	7,185.9	6,871.7
Losses on claims ceded to reinsurers	(658.3)	(1,133.6)	(1,650.9)	(1,689.3)
Losses on claims, net	1,997.1	2,708.5	5,535.0	5,182.4
Operating expenses	581.9	564.0	1,825.0	1,419.6
Commissions, net	529.6	411.1	1,497.4	1,189.2
Interest expense	84.8	96.3	259.9	235.9
Other expenses	1,027.4	784.0	3,049.7	2,075.9
	4,220.8	4,563.9	12,167.0	10,103.0
Earnings before income taxes	220.2	343.4	1,410.8	800.1
Provision (recovery) for income taxes	71.0	(26.8)	139.7	42.0
Net earnings	149.2	370.2	1,271.1	758.1

Attributable to:
Shareholders of Fairfax	106.2	476.9	853.6	871.1
Non-controlling interests	43.0	(106.7)	417.5	(113.0)
	149.2	370.2	1,271.1	758.1

Net earnings per share	$3.46	$16.85	$29.74	$34.04
Net earnings per diluted share	$3.34	$16.42	$28.83	$33.13
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,419	27,636	27,566	24,619

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2018 and 2017
(unaudited - US$ millions)

	Third quarter		First nine months
	2018	2017	2018	2017

Net earnings	149.2	370.2	1,271.1	758.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(149.3)	153.3	(577.8)	388.5
Gains (losses) on hedge of net investment in Canadian subsidiaries	(36.2)	(57.7)	54.6	(105.1)
Gains on hedge of net investment in European operations	4.5	—	43.3	—
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(24.5)	62.8	(36.6)	101.8
	(205.5)	158.4	(516.5)	385.2
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	6.4	4.1	8.4	9.1

Other comprehensive income (loss), net of income taxes	(199.1)	162.5	(508.1)	394.3
Comprehensive income (loss)	(49.9)	532.7	763.0	1,152.4

Attributable to:
Shareholders of Fairfax	(10.2)	607.4	573.2	1,147.2
Non-controlling interests	(39.7)	(74.7)	189.8	5.2
	(49.9)	532.7	763.0	1,152.4

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months ended September 30, 2018 and 2017 were as follows:
Net Premiums Written

	Third quarter		First nine months
	2018	2017	2018	2017
Northbridge	284.6	256.9	861.4	770.2
Odyssey Group	705.8	662.3	2,185.5	1,878.1
Crum & Forster	514.1	477.0	1,510.4	1,403.3
Zenith National	166.8	174.9	637.5	676.8
Brit	424.5	385.3	1,220.1	1,154.1
Allied World(1)	518.7	540.8	1,882.2	540.8
Fairfax Asia	45.8	71.7	145.5	257.9
Insurance and Reinsurance - Other	300.6	210.6	934.4	575.0
Insurance and reinsurance operations	2,960.9	2,779.5	9,377.0	7,256.2

Net Premiums Earned

	Third quarter		First nine months
	2018	2017	2018	2017
Northbridge	292.0	272.5	835.2	749.3
Odyssey Group	741.7	637.2	2,067.2	1,722.9
Crum & Forster	498.0	468.4	1,457.2	1,377.1
Zenith National	206.4	211.5	602.1	599.1
Brit	392.9	381.2	1,172.2	1,125.1
Allied World(1)	603.7	506.0	1,682.9	506.0
Fairfax Asia	47.3	83.5	143.4	244.7
Insurance and Reinsurance - Other	281.6	195.9	841.0	533.4
Insurance and reinsurance operations	3,063.6	2,756.2	8,801.2	6,857.6

Combined Ratios

	Third quarter		First nine months
	2018	2017	2018	2017
Northbridge	89.5%	99.2%	98.1%	99.3%
Odyssey Group	97.5%	126.3%	93.5%	103.7%
Crum & Forster	98.1%	103.8%	98.8%	100.9%
Zenith National	80.3%	84.1%	84.9%	84.7%
Brit	108.3%	158.3%	101.3%	117.7%
Allied World(1)	96.7%	182.2%	95.5%	182.2%
Fairfax Asia	98.5%	82.0%	100.9%	87.0%
Insurance and Reinsurance - Other	104.7%	130.9%	102.2%	110.5%
Insurance and reinsurance operations	97.6%	130.2%	96.6%	109.0%

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.